

MOXIE FOR KIDS, INC. FORM C

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933
(Mark one.)
☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Moxie For Kids, Inc.

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation:

Delaware

Date of Incorporation:

May 30, 2023



Physical Address of Issuer:

Moxie For Kids, Inc.
8451 E 29th Ave
Denver, CO 80238

Website of Issuer:

www.moxieforkids.com

Is there a co-issuer?

☐ Yes
☒ No

Name of Intermediary through which the Offering will be Conducted:

The Offering is being conducted pursuant to Regulation Crowdfunding through **Silicon Prairie Capital Partners, LLC**, a registered funding portal and FINRA member, which serves as the intermediary for this Offering. The Intermediary provides the online investment platform through which investment commitments are made, investor communications occur, subscription agreements are executed, and escrow arrangements are administered in accordance with Regulation Crowdfunding.

CIK Number of Intermediary:

0001640943

SEC File Number of Intermediary:

008-69625

CRD Number of Intermediary:

226591



Amount of compensation to be paid to the Intermediary:

The Company has engaged Silicon Prairie Capital Partners, LLC ("Silicon Prairie") to serve as the intermediary for this Offering pursuant to Regulation Crowdfunding.
In consideration for its services, the Company has agreed to pay Silicon Prairie:

- A one-time onboarding fee of **$5,000** in connection with the setup and launch of the Offering;
- A cash commission equal to **6.0% of the gross proceeds raised in the Offering**, up to the first **$5,000,000** of securities sold;
- A **$500** fee for each amendment filing, if applicable; and
- Certain payment processing, wire transfer, ACH, escrow administration, and similar third-party transaction costs that may be deducted from Offering proceeds, as applicable.

The cash commission will be paid from the proceeds of the Offering following the successful closing of the Offering and satisfaction of the applicable escrow release conditions.

In addition, the Company may be responsible for other costs associated with the Offering, including legal, accounting, regulatory filing, marketing, and professional service fees, which are separate from the compensation payable to the Intermediary.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

NONE

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)



Price (or Method for Determining Price):

The securities offered in this Offering are Crowd Simple Agreements for Future Equity ("Crowd SAFEs") and are not shares of the Company's capital stock.

The purchase price of each Crowd SAFE is equal to the amount invested by the investor. The minimum investment amount is **$500**, and additional investments may be made in increments of **$500**.

The Crowd SAFEs do not have a fixed conversion price at the time of investment. Instead, upon the occurrence of a qualifying conversion event, each Crowd SAFE will convert into equity securities of the Company in accordance with the terms of the Crowd SAFE.

The conversion price will be determined using the more favorable of:

- a **Post-Money Valuation Cap of $5,000,000**; or
- a **20% discount** to the price per share paid by investors in the Company's next qualified equity financing.

The actual number of shares issuable upon conversion of a Crowd SAFE cannot be determined until the applicable conversion event occurs and the conversion price is calculated in accordance with the Crowd SAFE Agreement.

Accordingly, investors should understand that they are purchasing contractual rights that may convert into equity in the future, rather than purchasing shares of Common Stock or Preferred Stock at a fixed price in this Offering.

Target Offering Amount:

$600,000

Maximum Offering Amount:

$1,200,000

Oversubscriptions Accepted:

☒ Yes
☐ No



Oversubscriptions will be Allocated:

☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other:

Deadline to reach the Target Offering Amount:

Offering Deadline: July 1, 2027, unless the Offering is terminated earlier by the Company or extended in accordance with Regulation Crowdfunding.

Current Number of Employees:

2

The Issuer is currently operated by its founders, who are presently unpaid. Additional development, operational, and strategic support is provided through independent contractors and third-party service providers.

IMPORTANT INVESTOR INFORMATION

A crowdfunding investment involves substantial risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.



THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP.

AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

SEE THE SECTION TITLED "RISK FACTORS."

THE SECURITIES OFFERED HEREBY WILL BE SUBJECT TO TRANSFER RESTRICTIONS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

TABLE OF CONTENTS

Section   **Page***





ABOUT THIS FORM C

You should rely only on the information contained in this Form C. The Issuer has not authorized anyone to provide any information or make any representations other than those contained in this Form C and materials hosted by the Intermediary in connection with this Offering. If anyone provides you with different or inconsistent information, you should not rely on it.

The Issuer is not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein regarding the contents of agreements or other documents are summaries only and are necessarily selective and incomplete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements or documents.

Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective investors an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer's business.

Potential purchasers of the Securities are referred to herein as "Investors" or "you." Moxie For Kids, Inc. is referred to herein as the "Issuer," "Company," "Moxie," "we," "our," or "us."

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake any obligation to update or revise this Form C or any other materials supplied in connection with the Offering except as required by law.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.



CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements and information relating to, among other things, the Issuer's future business operations, financial performance, development plans, growth strategies, market opportunities, product roadmap, commercialization efforts, and anticipated future events.

Forward-looking statements are generally identifiable by the use of words such as:

- "anticipate"
- "believe"
- "expect"
- "intend"
- "may"
- "plan"
- "project"
- "estimate"
- "could"
- "would"
- "should"
- "will"
- "continue"
- similar expressions

These forward-looking statements are based on current expectations, assumptions, estimates, and projections that involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements.

Factors that could cause actual results to differ materially include, but are not limited to:

- the Issuer's ability to complete product development;
- the Issuer's ability to raise additional capital;
- changes in market demand;
- educational market adoption rates;
- regulatory developments;
- competition;
- data privacy and cybersecurity risks;
- economic conditions;
- the timing and success of pilot programs;
- user adoption and retention rates;
- operational execution challenges; and



- reliance on third-party contractors, partners, and service providers.

Forward-looking statements should not be interpreted as guarantees of future performance, operational success, or investment returns.

In addition, references within this Form C to social-emotional learning research, emotional wellness outcomes, educational methodologies, or research-informed practices should not be interpreted as guarantees of specific educational, developmental, mental health, or behavioral outcomes for users of the Issuer's platform.

Any forward-looking statements contained in this Form C speak only as of the date of this filing. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.



RISK FACTORS

Before making an investment decision, prospective Investors should carefully consider the following risk factors, together with all other information contained in this Form C.

An investment in the Securities offered hereby involves substantial risk. The occurrence of any of the following risks could materially and adversely affect the Issuer's business, financial condition, operating results, prospects, and ability to continue operations. In such event, Investors could lose all or part of their investment.

Additional risks and uncertainties not presently known to the Issuer or currently deemed immaterial may also impair the Issuer's business or operations.

RISKS RELATED TO THE ISSUER AND ITS BUSINESS

The Issuer is an early-stage company with limited operating history.

The Issuer was formed in 2023 and is currently in the prototype and pre-revenue stage. The Issuer has limited operating history upon which Investors may evaluate its business prospects, strategy, management capabilities, or likelihood of success.

The Issuer's proposed business model and commercialization plans are subject to numerous uncertainties, and there can be no assurance that the Issuer will successfully develop, launch, commercialize, or scale its platform.

The Issuer has not generated revenue and may never achieve profitability.

The Issuer has not generated material operating revenue and expects to incur operating losses for the foreseeable future as it continues product development, operational expansion, and commercialization efforts.

There can be no assurance that the Issuer will successfully generate sufficient revenue to achieve profitability or sustain long-term operations.

The Issuer will require additional future financing.

The proceeds from this Offering may not be sufficient to fully execute the Issuer's long-term business plan.



The Issuer expects that additional financing may be required to:

- continue operations;
- complete product development;
- expand commercialization efforts;
- hire personnel;
- support infrastructure; and
- pursue growth initiatives.

There can be no assurance that additional financing will be available on acceptable terms, or at all.

Future financing may result in substantial dilution to Investors.

The Issuer's platform is still under development.

The Issuer is currently developing its platform and has not commercially launched its MVP.

Product development may be delayed or negatively affected by:

- technical challenges;
- contractor performance;
- budget limitations;
- infrastructure issues;
- changing market conditions;
- strategic changes; or
- operational constraints.

There can be no assurance that the Issuer will successfully complete development of its platform or launch commercial operations on anticipated timelines.

The Issuer depends substantially on its founders and key personnel.

The Issuer currently relies heavily on the continued involvement of its executive officers and certain academic collaborators. The loss or reduced involvement of James Wall, Vincent DiPasquantonio, Jason Brigham, Cody Cleary, Dr. Stephanie Jones, or other individuals who contribute to the Company's research-informed approach could adversely affect the Issuer's business.

The loss, reduced involvement, or unavailability of any key individual could materially and adversely affect the Issuer's business, development efforts, strategic direction, or fundraising activities.



The Issuer currently does not maintain key person insurance.

The Issuer relies on independent contractors and third-party service providers.

The Issuer currently relies substantially on independent contractors and third-party vendors for:

- software development;
- infrastructure support;
- design;
- legal services;
- financial support;
- operational services; and
- strategic execution.

The Issuer may experience delays, disruptions, increased costs, or operational challenges if such contractors or service providers fail to perform as expected or terminate their relationships with the Issuer.

The Issuer operates in highly competitive markets.

The markets for emotional wellness applications, parenting tools, educational technology, and family engagement platforms are highly competitive and rapidly evolving.

Many current and potential competitors may possess substantially greater:

- financial resources;
- technical capabilities;
- brand recognition;
- customer bases;
- distribution channels; and
- operational infrastructure.

There can be no assurance that the Issuer will successfully compete in its target markets.

The Issuer's commercialization strategy may not succeed.

The Issuer's anticipated commercialization plans, including direct-to-consumer subscriptions, pilot programs, institutional partnerships, and future licensing opportunities, are subject to significant uncertainty.

The Issuer may be unable to:



- acquire users cost-effectively;
- secure institutional partnerships;
- convert pilot programs into long-term revenue opportunities;
- achieve market adoption; or
- scale operations successfully

RISKS RELATED TO SOCIAL-EMOTIONAL LEARNING AND RESEARCH-BASED POSITIONING

The Issuer's platform is informed by research, but outcomes are not guaranteed.

The Issuer's platform is informed by publicly available research and social-emotional learning frameworks; however, there can be no assurance that use of the Issuer's platform will result in any particular:

- emotional;
- developmental;
- educational;
- behavioral; or
- wellness outcomes.

Research supporting social-emotional learning generally may not translate into measurable or scalable outcomes for the Issuer's specific platform, users, or commercialization model.

The Issuer is not affiliated with or endorsed by Harvard University.

Although certain founders and advisors are affiliated with Harvard Graduate School of Education, the Issuer is an independent company and is not owned, operated, endorsed, sponsored, or guaranteed by Harvard University or Harvard Graduate School of Education.

The Issuer does not currently license proprietary Harvard intellectual property.

There can be no assurance that any academic affiliations or research-informed positioning will contribute to the Issuer's commercial success.



The Issuer's platform is not a medical or therapeutic product.

The Issuer's platform is intended for educational and family engagement purposes only.

The platform is not intended to:

- diagnose;
- treat;
- cure; or
- prevent

any medical, psychological, psychiatric, or mental health condition.

The platform is not a substitute for professional medical, psychological, therapeutic, or psychiatric services or advice.

Users experiencing mental health concerns should seek assistance from qualified healthcare professionals.

The social-emotional learning sector may face political, regulatory, or public scrutiny.

Social-emotional learning programs and related educational frameworks have become subject to political debate and varying public perceptions in certain jurisdictions.

Changes in:

- public sentiment;
- school policies;
- governmental priorities;
- educational regulations; or
- funding availability

could adversely affect the Issuer's market opportunities, partnerships, commercialization efforts, or growth prospects.



RISKS RELATED TO TECHNOLOGY, PRIVACY, AND REGULATION

The Issuer may experience cybersecurity incidents or data privacy issues.

The Issuer expects to collect and process user data in connection with operation of its platform.

The Issuer may be vulnerable to:

- cybersecurity incidents;
- data breaches;
- unauthorized access;
- system failures;
- ransomware attacks; or
- other technology disruptions.

Any such incident could result in:

- reputational damage;
- legal liability;
- regulatory scrutiny;
- operational disruption; or
- loss of user trust.

The Issuer may be subject to evolving privacy and children's data regulations.

The Issuer expects to operate in environments subject to laws and regulations relating to:

- children's online privacy;
- consumer protection;
- educational data;
- digital platform operations; and
- data security.

These laws may include:

- COPPA;
- state privacy laws;
- future federal privacy legislation; and



- other evolving regulations.

Compliance may be costly, time-consuming, and operationally burdensome.

Failure to comply with applicable laws could result in fines, litigation, regulatory action, or reputational harm.

RISKS RELATED TO THE OFFERING AND THE SECURITIES

The Securities are speculative and illiquid.

An investment in the Securities offered hereby is highly speculative and involves substantial risk.

There is currently no public market for the Securities, and one may never develop. Investors should be prepared to hold the Securities indefinitely and should not invest funds they cannot afford to lose entirely.

The Crowd SAFE may never convert into equity.

The Crowd SAFE securities offered in this Offering may never convert into equity securities.

Conversion depends upon future triggering events, including future financing transactions or liquidity events that may never occur.

As a result, Investors may never receive equity ownership in the Issuer.

Future issuances of securities may dilute Investors.

The Issuer expects to issue additional securities in the future, including:

- equity securities;
- SAFEs;
- convertible instruments;
- options; or
- other rights to acquire securities.

Such issuances may result in substantial dilution to Investors participating in this Offering.



Investors will have limited control over the Issuer.

Investors acquiring Crowd SAFE securities generally will not possess voting rights or direct control over management decisions.

The Issuer's management and Board of Directors will retain substantial control over:

- operations;
- strategic decisions;
- financing activities;
- capitalization matters; and
- other corporate actions.

The valuation cap does not represent a current valuation of the Issuer.

The valuation cap associated with the Crowd SAFE securities was determined by the Issuer and does not necessarily reflect:

- assets;
- revenues;
- operating results;
- market comparables; or
- traditional valuation methodologies.

The valuation cap should not be interpreted as an indication of the actual present or future value of the Issuer or the Securities.

There is no guarantee of any return on investment.

There can be no assurance that Investors will receive:

- a return on investment;
- distributions;
- dividends;
- liquidity opportunities; or
- appreciation in value.

Investors may lose their entire investment.



THE OFFERING AND THE SECURITIES

The Offering

Moxie For Kids, Inc. (the "Issuer" or the "Company") is offering a minimum amount of $600,000 (the "Target Offering Amount") and up to a maximum amount of $1,200,000 (the "Maximum Offering Amount") of Crowd SAFE (Simple Agreement for Future Equity) securities (the "Securities") pursuant to Regulation Crowdfunding ("Reg CF") under the Securities Act of 1933, as amended (the "Offering").

The Offering is being conducted on a "best efforts" basis through Silicon Prairie Capital Partners, LLC (the "Intermediary").

The Issuer must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline in order for the Offering to close. Unless the Issuer receives investment commitments that are fully paid and otherwise satisfy the requirements of the Offering in an amount equal to or greater than the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be canceled, and committed funds will be returned to Investors without deduction or interest.

The Offering will commence upon qualification and will continue until **July 1, 2027** (the "Offering Deadline"), unless the Offering is terminated earlier by the Company, the Maximum Offering Amount is reached, or the Offering is otherwise extended or amended in accordance with Regulation Crowdfunding and applicable SEC requirements.

The Issuer reserves the right to conduct one or more closings on a rolling basis in accordance with Regulation Crowdfunding and the rules of the Intermediary.

Minimum Investment Amount

The minimum investment amount is $500. Additional investments may be made in increments of $500.

The Issuer reserves the right to amend the minimum investment amount at its discretion, subject to applicable securities laws and Intermediary requirements.

Oversubscriptions

The Issuer may accept oversubscriptions up to the Maximum Offering Amount.

Oversubscription allocations are currently expected to be processed on a first-come, first-served basis; however, the Issuer reserves the right to allocate oversubscriptions in another manner at its discretion and in accordance with applicable law.



Acceptance of oversubscriptions shall be determined by the Company in consultation with the Intermediary and subject to compliance with Regulation Crowdfunding.

Escrow and Payment Processing

Investor funds will be deposited into an escrow account established for the benefit of the Company and administered in accordance with Regulation Crowdfunding requirements. Funds will remain in escrow until the Target Offering Amount has been reached, the minimum 21-day offering period has elapsed, and all required subscription agreements have been executed and accepted. Investors may cancel their investment commitments at any time up to **48 hours before the Offering Deadline or any earlier closing of the Offering**. Funds may be released to the Company upon satisfaction of the Offering conditions **after investors have received at least five (5) days' notice of the anticipated disbursement of funds**, in accordance with Regulation Crowdfunding requirements and the Intermediary's procedures. If the Target Offering Amount is not achieved, or if the Offering is otherwise terminated without closing, investor funds will be returned without interest or deduction.

Crowd SAFE Securities

Investors will receive Crowd SAFEs (Simple Agreements for Future Equity), which are contractual rights to receive equity securities upon the occurrence of specified future events. Crowd SAFEs are not debt instruments, do not bear interest, have no maturity date, and do not provide immediate ownership of Company equity.

Under the terms of the Crowd SAFE offered in this Offering:

- the Post-Money Valuation Cap is **$5,000,000**;
- Investors receive a **20% discount** on the price per share issued in a future qualified equity financing if that produces a more favorable conversion price than the valuation cap;
- upon the closing of a qualified equity financing, each Crowd SAFE will automatically convert into the applicable class of preferred stock using whichever conversion methodology results in the greater economic benefit to the Investor, as described in the Crowd SAFE Agreement;
- if no qualified financing occurs, the Crowd SAFE will convert upon the earlier of (i) four years from issuance or (ii) action of the Company's Board of Directors, in accordance with the terms of the Crowd SAFE;
- in the event of a Change of Control, Initial Public Offering, Direct Listing, or Dissolution Event, Investors will receive the rights described in the Crowd SAFE Agreement, including applicable cash-out or conversion rights.



No Guarantee of Conversion or Liquidity

There can be no assurance that:
- the Company will complete a future financing round;
- the Crowd SAFE securities will convert into equity;
- a liquidity event will occur;
- Investors will receive any return on investment; or
- a secondary market for the Securities will ever develop.

Investors should be prepared to hold the Securities indefinitely and should understand that the Securities are highly speculative and illiquid.

Transfer Restrictions

The Securities offered pursuant to this Offering are subject to restrictions on transfer under applicable federal securities laws, including Regulation Crowdfunding.

Investors may not transfer, resell, pledge, assign, or otherwise dispose of the Securities except as permitted by applicable law.

There is currently no public market for the Securities, and one may never develop.

Accordingly, Investors may be required to bear the financial risks of this investment for an indefinite period of time.

Investor Qualification and Verification

In order to participate in the Offering, Investors must complete the investment process through the Intermediary, including compliance with applicable:

- know-your-customer ("KYC") procedures;
- anti-money laundering ("AML") procedures; and
- investor qualification requirements under Regulation Crowdfunding.

The Issuer and the Intermediary reserve the right to reject or revoke any investment commitment for any lawful reason.

Intermediate Closings

The Company may conduct one or more closings after the Target Offering Amount has been achieved and all applicable Regulation Crowdfunding requirements have been satisfied, including expiration of the minimum offering period and completion of subscription documentation. Additional investments may continue to be accepted until the Offering closes or the Maximum Offering Amount is reached.



Use of Offering Proceeds

The Issuer intends to use proceeds from the Offering for:

- Product development and engineering
- MVP completion
- Platform infrastructure
- Pilot implementation
- Marketing and commercialization
- Operations and working capital
- Professional services and regulatory compliance
- Payment of certain accrued obligations

See "Use of Proceeds" for additional information.

The Deal Page

Additional information regarding the Offering, including updates and communications related to the Offering, may be made available through the Intermediary's online offering page (the "Deal Page").

Prospective Investors are encouraged to review the Deal Page regularly prior to making an investment decision.

Material Changes

If any material change occurs related to the Offering prior to the Offering Deadline, the Issuer will provide notice to Investors and obtain reconfirmation of investment commitments to the extent required by Regulation Crowdfunding.

If an Investor does not reconfirm an investment commitment following a material change within the applicable timeframe required by law, the Investor's commitment may be canceled and funds returned without deduction or interest.



No Dividends

The Issuer has never declared or paid any cash dividends and does not currently anticipate paying dividends in the foreseeable future.

Any future determination regarding the payment of dividends will be at the discretion of the Issuer's Board of Directors and will depend on, among other things:
- financial condition;
- operating results;
- capital requirements;
- contractual restrictions; and
- other factors deemed relevant by the Issuer.



DESCRIPTION OF THE BUSINESS

Company Overview

Moxie For Kids, Inc. ("Moxie," the "Company," "we," "our," or "us") is a Delaware corporation focused on developing a research-informed digital emotional fitness platform designed to help families support children's social and emotional development through short, engaging parent-child interactions.

The Company was founded in 2023 by James Wall, Vincent DiPasquantonio, and Dr. Stephanie Jones in response to increasing concerns surrounding childhood emotional wellness, anxiety, behavioral regulation, and the growing need for scalable family-based support tools. Moxie's platform is designed to operate at the intersection of research-informed emotional development, social-emotional learning ("SEL"), and family engagement.

The Company is currently in the prototype and pre-revenue stage and is focused on completing MVP development, pilot planning, platform testing, and commercialization preparation.

The Company's mission is to help families build emotional strength through everyday moments by providing research-informed digital experiences that encourage parent-child engagement, emotional development, and lifelong resilience.

The Problem

The Company believes that childhood emotional wellness challenges have become increasingly prevalent in recent years, including rising rates of anxiety, emotional dysregulation, stress, and social disconnection among children and adolescents.

At the same time, schools, healthcare providers, and families have increasingly recognized the importance of social and emotional learning and research-informed emotional development support.

While many schools have implemented SEL programs and emotional wellness initiatives, the Company believes there remains a substantial gap in practical reinforcement of those skills within home environments.

Parents and caregivers often report:

- limited access to practical emotional wellness tools;
- difficulty reinforcing emotional skills outside school settings;
- lack of time for lengthy interventions;
- uncertainty regarding how to support emotional development consistently; and
- growing concern regarding children's mental and emotional wellbeing.



The Company believes there is a significant opportunity to provide scalable, accessible, and engaging emotional wellness tools that can integrate naturally into everyday family routines.

The Moxie Solution

Moxie is developing a digital platform intended to help families reinforce emotional wellness and social-emotional learning skills through short, guided experiences and interactive family engagement tools.

The platform is designed to:

- encourage consistent parent-child interaction;
- reinforce emotional regulation and communication skills;
- support resilience-building;
- provide structured emotional wellness activities;
- encourage empathy and self-awareness;
- support positive family engagement habits; and
- integrate emotional learning into everyday moments.

The Company's approach is intended to prioritize:

- accessibility;
- ease of use;
- short-form engagement;
- family participation;
- research-informed practices; and
- scalable digital delivery.

The Company believes that emotional wellness skills are strengthened through repetition, consistency, and supportive interaction over time rather than through isolated interventions alone.

The platform is intended for educational and family engagement purposes only and is not intended to provide medical, psychological, or therapeutic services.

Product Overview

The Company's initial MVP is being designed as an emotional fitness platform for families with children in Kindergarten and Grade 1. The platform is designed to deliver short, structured experiences that families can incorporate into everyday routines, with content organized into progressive learning pathways intended to reinforce emotional skills over time.



The platform is organized around a structured family learning framework intended to help parents and children build emotional skills through repeated practice and engagement. Current product concepts include:

- **Learn** — short, guided experiences introducing emotional wellness concepts and skills;
- **Play & Practice** — interactive parent-child activities designed to reinforce emotional learning through play and real-world application;
- **Go Deeper** — caregiver-focused content intended to help parents strengthen their own emotional awareness, communication skills, and support strategies;
- **Reflect** — guided reflection experiences that encourage families to discuss progress, celebrate successes, and reinforce learning over time.

The Company expects future versions of the platform to incorporate personalized recommendations, adaptive learning pathways, progress tracking, family engagement insights, and AI-supported content navigation designed to increase relevance and engagement.

The Company's product strategy is based on the belief that emotional skills are strengthened through consistent practice and family interaction rather than isolated educational experiences.

The MVP is being developed as a tablet-first application designed to guide families through personalized emotional fitness journeys. Parents complete an onboarding experience, receive recommended activities based on their family's needs, engage in guided Learn and Play experiences with their child, and track progress through reflections and family insights. Future versions are expected to incorporate adaptive recommendations, expanded content libraries, and additional grade levels.

Research Foundation

Moxie has a close intellectual and founding relationship with researchers affiliated with the Harvard Graduate School of Education ("Harvard GSE").

The Company was co-founded by Dr. Stephanie Jones, a professor at Harvard GSE and researcher in social and emotional learning, together with James Wall and Vincent DiPasquantonio. Dr. Jones is also a shareholder in the Company.

Dr. Sophie Barnes, a research associate at Yale University who completed her doctoral work at Harvard GSE under Dr. Jones's guidance, is also a shareholder and serves as an academic collaborator.

The Company's platform is informed by publicly available research and frameworks developed by researchers affiliated with Harvard Graduate School of Education and the EASEL Lab.

The Company intends to adapt and translate research-informed emotional learning concepts into practical, family-friendly experiences designed for home use.



The Company does not currently license proprietary Harvard intellectual property and is not owned, operated, endorsed, or sponsored by Harvard University.

Business Model

The Company intends to operate as a scalable subscription-based platform with both direct-to-consumer and institutional commercialization opportunities.

The Company's current anticipated revenue channels may include:

- direct consumer subscriptions;
- school partnerships;
- district partnerships;
- institutional subscription agreements;
- healthcare and wellness partnerships;
- pilot program agreements;
- licensing opportunities; and
- strategic partnership arrangements.

The Company expects to initially prioritize:

1. MVP completion;
2. pilot implementation;
3. direct family engagement; and
4. institutional validation efforts.

The Company has not yet generated revenue.

The Company expects its initial commercial activities to consist of pilot implementations intended to validate product-market fit prior to broader commercial launch.

Go-To-Market Strategy

The Company's current go-to-market strategy is expected to include a phased commercialization approach.

Initial efforts are expected to focus on:

- pilot programs;
- early family engagement;
- school and educational partnerships;
- community and institutional partnerships;
- awareness-building initiatives; and



- strategic fundraising.

The Company may also pursue future opportunities involving:

- educational organizations;
- public health initiatives;
- pediatric wellness partnerships;
- healthcare systems;
- nonprofit organizations;
- state-level wellness initiatives; and
- employer or family wellness partnerships.

The Company expects commercialization timing and expansion strategy to evolve based on:

- product readiness;
- pilot outcomes;
- capital availability;
- market conditions; and
- operational execution capacity.

There can be no assurance that discussions with educational, institutional, or strategic organizations will result in pilot programs, commercial agreements, or long-term partnerships.

Early Market Validation

Since inception, the Company has engaged in discussions with educational institutions, school districts, state agencies, researchers, and community organizations to better understand market needs, potential implementation models, and future pilot opportunities.

The Company has participated in exploratory conversations regarding potential pilot programs, partnerships, and commercialization pathways with organizations including:

- The Lang School, a specialized educational institution serving students with learning differences and social-emotional needs;
- Representatives from the U.S. Virgin Islands Department of Education and Department of Human Services;
- Alabama school district leadership and superintendent groups;
- Representatives from the Commonwealth of Kentucky focused on youth wellness and education initiatives;
- San Diego Unified School District wellness and student support personnel; and
- Additional educational, nonprofit, and community stakeholders.

These discussions have helped inform the Company's product roadmap, commercialization strategy, pilot design, and anticipated implementation approach.



The Company believes these conversations demonstrate interest in the broader need for family-centered emotional development and social-emotional learning support tools. However, none of these discussions should be interpreted as commitments to implement pilot programs, enter into commercial agreements, provide funding, or establish long-term partnerships.

There can be no assurance that any current or future discussions will result in pilot programs, revenue-generating agreements, strategic partnerships, or other commercial opportunities.

Market Opportunity

The Company believes there is a growing market opportunity at the intersection of:

- emotional wellness;
- family emotional wellness;
- family wellness;
- educational technology;
- social-emotional learning; and
- digital family engagement tools.

The Company believes increasing awareness surrounding childhood emotional wellness, combined with broader adoption of social-emotional learning initiatives and digital family support platforms, may create favorable long-term market conditions for scalable emotional wellness solutions.

The Company also believes there is increasing demand for:

- accessible parent support tools;
- home-based reinforcement of emotional learning;
- family wellness engagement platforms; and
- research-informed emotional development infrastructure.

The Company believes its long-term commercial opportunity extends beyond schools to healthcare organizations, employers, community organizations, and public-sector agencies seeking scalable family engagement solutions.

Market Size & Commercial Opportunity

The Company operates at the intersection of several large and growing markets, including social-emotional learning, youth mental health, family wellness, educational technology, and digital health.

Industry research indicates:



- The U.S. social-emotional learning market represents more than $1 billion in annual spending and continues to benefit from significant public and private investment.
- Approximately one in five children experience a mental, emotional, or behavioral disorder annually.
- Billions of dollars in federal, state, and local funding have been directed toward youth mental health, school wellness initiatives, and family support programs in recent years.
- Consumer adoption of digital wellness platforms continues to expand across families, schools, employers, healthcare systems, and public agencies.

The Company believes these trends create favorable conditions for scalable family-centered emotional wellness solutions that reinforce emotional skill development outside traditional educational and clinical settings.

Competition

The markets for emotional wellness platforms, parenting applications, educational technology, and family engagement solutions are highly competitive and rapidly evolving.

The Company expects to compete with:

- parenting applications;
- SEL platforms;
- educational technology companies;
- wellness applications;
- behavioral support tools;
- children's engagement platforms; and
- future market entrants.

The Company believes its primary differentiation is its focus on family-centered emotional fitness through parent-child engagement. Unlike many school-based SEL programs, parenting resources, wellness applications, or child-focused educational tools, the Company's platform is designed to engage both caregivers and children through shared experiences intended to reinforce emotional learning in everyday life.

Many existing and potential competitors may have:

- significantly greater financial resources;
- larger user bases;
- established market positions;
- broader operational capabilities;
- greater brand recognition; and
- more extensive sales and marketing infrastructure.

The Company believes its differentiation may include:



- family-centered emotional wellness engagement;
- research-informed design;
- research-informed emotional wellness positioning;
- short-form parent-child interaction models; and
- integrated home reinforcement strategies.

The Company refers to this approach as "**Family Emotional Fitness**," a category focused on helping families build emotional strength together through consistent practice, engagement, and reflection.

The Company's commercialization strategy is expected to follow a phased approach consisting of:

- MVP development and pilot validation;
- school and community-based distribution partnerships;
- direct-to-consumer subscription offerings;
- institutional partnerships involving healthcare organizations, employers, and public-sector entities; and
- future expansion across additional childhood developmental stages.

There can be no assurance that the Company will successfully compete in its target markets.

Intellectual Property

The Company intends to rely on a combination of:

- trademarks;
- copyrights;
- contractual protections;
- confidentiality agreements;
- proprietary platform development; and
- internally developed content and technology.

The Company is in the process of pursuing trademark protection for its intellectual property, including the "Moxie" brand and related marks. As of the date of this Offering, trademark applications have not yet been finalized. The Company intends to continue developing and protecting its intellectual property portfolio as its business grows, including through trademarks, copyrights, trade secrets, contractual protections, and other available intellectual property rights.

The Company may also utilize third-party technologies, tools, frameworks, and service providers in connection with platform development and operations.



There can be no assurance that the Company's intellectual property protections will be sufficient to prevent unauthorized use or infringement.

Government Regulation and Compliance

The Company expects to operate in environments subject to evolving federal, state, and international laws and regulations related to:

- data privacy;
- consumer protection;
- children's online services;
- digital education tools;
- marketing practices;
- cybersecurity; and
- online platform operations.

The Company is designing its platform with a focus on security, privacy, and regulatory readiness. Planned capabilities include secure cloud infrastructure, identity management controls, role-based access permissions, audit logging, data protection safeguards, and preparation for compliance with applicable privacy and children's data regulations, including COPPA and other evolving requirements.

The Company expects to evaluate and address compliance obligations that may include:

- the Children's Online Privacy Protection Act ("COPPA");
- state privacy laws;
- data security standards;
- educational privacy considerations; and
- other applicable regulations.

Compliance with these laws and regulations may be costly and time-consuming.

The Company also expects to evaluate evolving artificial intelligence governance and transparency requirements as AI-supported capabilities are incorporated into future versions of the platform.

The Company may also be subject to future regulations or interpretations related to digital wellness, educational technology, or children's online engagement platforms.

Litigation

The Company is not currently aware of any material pending legal proceedings against the Company.



However, from time to time, the Company may become involved in legal, regulatory, contractual, employment, intellectual property, or other disputes arising in the ordinary course of business.

There can be no assurance that future legal matters will not have a material adverse effect on the Company's business, financial condition, operating results, or prospects.

Use of Proceeds

The Issuer intends to use the net proceeds from this Offering for general corporate purposes, including product development, platform infrastructure, operational growth, pilot implementation, marketing, and working capital.

The actual allocation of proceeds may vary depending on:

- the total amount raised;
- operational priorities;
- product development timelines;
- market conditions;
- hiring needs; and
- strategic opportunities available at the time proceeds are deployed.

The following table represents the Issuer's current estimated allocation ranges of net proceeds if the Offering is fully subscribed:The Issuer currently expects proceeds from the Offering to be used primarily for:

Category	Target Raise ($600,000)	Maximum Raise ($1,200,000)
Product Development & Engineering	$300,000 (50%)	$480,000 (40%)
Marketing & Commercialization	$90,000 (15%)	$360,000 (30%)
Operations, Working Capital & Accrued Obligations	$150,000 (25%)	$240,000 (20%)
Contingency Reserve	$60,000 (10%)	$120,000 (10%)
Total	$600,000	$1,200,000

The allocation of proceeds will vary depending on the amount of capital raised in this Offering. If the Company raises only the Target Offering Amount of **$600,000**, it intends to prioritize completion of its minimum viable product (MVP), core platform infrastructure, pilot readiness, and essential operating activities. If the Company raises up to the Maximum Offering Amount of **$1,200,000**, it expects to accelerate commercialization efforts by increasing investment in



customer acquisition, marketing, pilot expansion, business development, and organizational growth while continuing to support product development and operational needs.

Amounts allocated to **Operations, Working Capital & Accrued Obligations** may be used to satisfy deferred payment commitments to third-party service providers, legal counsel, accounting professionals, finance consultants, strategic advisors, and other operating expenses, as described elsewhere in this Form C. The Company retains discretion to adjust these allocations based on operational needs, market conditions, and strategic opportunities.

If the Offering raises only the Target Offering Amount, the Issuer expects to prioritize:

1. MVP completion;
2. platform infrastructure;
3. pilot readiness; and
4. core operational support.

If the Offering reaches the Maximum Offering Amount, the Issuer expects to accelerate:

- product development timelines;
- commercialization efforts;
- pilot expansion;
- marketing initiatives; and
- strategic hiring opportunities.

There can be no assurance that the proceeds from this Offering alone will be sufficient to achieve the Issuer's long-term business objectives.

The Issuer may require additional future financing.



DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies the Issuer's current directors and executive officers as of the date of this Form C.

Name	Position
James Wall	Chief Executive Officer
Vincent DiPasquantonio	President & Chief Financial Officer
Jason Brigham	Chief Operating Officer
Cody Cleary	Chief Product Officer

Board of Directors and Governance

As of the date of this Form C, the Company's Board of Directors consists of two members:

Name	Position
James Wall	Director
Vincent DiPasquantonio	Director

The Board of Directors is responsible for overseeing the Company's strategic direction, corporate governance, financing activities, major business decisions, and other matters requiring Board approval under applicable law and the Company's governing documents.

The Company may expand the size and composition of its Board of Directors in the future as the business grows, additional financing is secured, or independent directors are appointed.

In addition to its Board of Directors, the Company receives strategic guidance and subject matter expertise from a group of advisors with experience in education, healthcare, technology, business development, research, and organizational leadership.

Advisors do not serve as directors of the Company and do not possess voting authority or fiduciary responsibilities unless separately appointed to the Board.

Executive Officers

James Wall



Title with Moxie

Chief Executive Officer

Dates of Service with Moxie

November 2022 – Present

Responsibilities at Moxie

As Chief Executive Officer of Moxie For Kids, Inc., Mr. Wall leads the Company's overall corporate strategy, fundraising, investor communications, brand positioning, partnership development, and go-to-market planning. He is responsible for strategic leadership, business development, academic and institutional partnerships, product and commercialization strategy, and representing the Company with investors, advisors, pilot partners, and other external stakeholders.

Principal Occupation

Chief Executive Officer, Moxie For Kids, Inc.

Employer

Moxie For Kids, Inc.

Employer's Principal Business

Moxie For Kids, Inc. is developing a research-informed digital emotional wellness platform designed to help families build emotional strength through engaging parent-child experiences and everyday practice.

Previous Positions (Past Three Years)

Founder & Principal
ArcBridge Advisory LLC
January 2026 – Present

Provides strategic marketing, communications, positioning, fractional executive leadership, and advisory services to startups, professional services firms, nonprofits, and mission-driven organizations. Responsibilities include brand strategy, messaging, investor communications, public relations, digital strategy, marketing execution, and executive advisory services.



Vice President, Communications & Marketing
Jobs for America's Graduates (JAG)
March 2023 – August 2025

Led national marketing and communications strategy, brand modernization, organizational communications, affiliate engagement, national events, team leadership, and organizational development for a nonprofit serving underserved youth across more than 30 state affiliates.

Senior Director
The Hatcher Group
February 2021 – July 2022

Led strategic communications and marketing engagements for nonprofit, philanthropic, and public-sector organizations, including account leadership, media relations, digital strategy, message development, client advisory services, and staff mentoring.

Biography

James Wall is the Chief Executive Officer and Co-Founder of Moxie For Kids, Inc., where he leads the Company's corporate strategy, fundraising, commercialization, strategic partnerships, investor communications, and organizational growth. He works closely with the executive team, academic leadership, and advisors to advance the Company's research-informed approach to helping families build emotional strength through everyday parent-child engagement.

Mr. Wall has more than 20 years of executive leadership experience spanning nonprofit organizations, higher education, strategic communications, and startup ventures. Prior to Moxie, he served as Vice President of Communications & Marketing for Jobs for America's Graduates, where he led national marketing, brand modernization, communications strategy, and organizational development. Earlier in his career, he held senior leadership positions with The Hatcher Group, PIN Business Network, the University of Denver's Daniels College of Business, and Agency 33.

Mr. Wall is an attorney admitted in Colorado and earned an LL.B. from the University of East Anglia in the United Kingdom. He has been recognized by the Denver Business Journal's 40 Under 40, Who's Who in Media & Advertising, and the National Bulldog Awards for Excellence in Corporate Communications.

Board of Directors

Date Joined the Board:

November 2022

Other Positions or Offices Held with Moxie:

- Chief Executive Officer (November 2022 – Present)



- Co-Founder (November 2022 – Present)
- Director (November 2022 – Present)

Vincent DiPasquantonio

Title with Moxie

President & Chief Financial Officer

Dates of Service with Moxie

November 2022 – Present

Responsibilities at Moxie

As President and Chief Financial Officer of Moxie For Kids, Inc., Mr. DiPasquantonio oversees the Company's financial strategy, legal affairs, corporate governance, fundraising, and capital planning. He serves on the Company's Board of Directors and works closely with the executive team on financing, strategic partnerships, corporate structure, and long-term growth initiatives.

Principal Occupation

President & Chief Financial Officer, Moxie For Kids, Inc.

Employer

Moxie For Kids, Inc.

Employer's Principal Business

Moxie For Kids, Inc. is developing a research-informed digital emotional wellness platform designed to help families build emotional strength through engaging parent-child experiences and everyday practice.

Previous Positions (Past Three Years)

Co-Managing Partner
Capital 33, LLC
January 2015 – July 2026

Founded and led an advisory firm specializing in mergers and acquisitions, capital formation, and growth strategy for companies operating in regulated industries. Led client development and advised executives and legal counsel on transaction strategy, deal structuring, and execution for transactions ranging from approximately $10 million to $100 million.

Biography



Vincent DiPasquantonio is President, Chief Financial Officer, and Co-Founder of Moxie For Kids, Inc., where he leads the Company's financial strategy, legal affairs, capital planning, corporate governance, and fundraising activities. He works closely with the executive team to support the Company's commercialization strategy and long-term growth.

Prior to Moxie, Mr. DiPasquantonio served as Co-Managing Partner of Capital 33, LLC, an advisory firm focused on mergers and acquisitions, capital formation, and growth strategy for companies operating in regulated industries. Throughout his career, he has advised executives and investors on acquisitions, joint ventures, financing transactions, and strategic growth initiatives involving transactions ranging from approximately $10 million to $100 million.

Earlier in his career, Mr. DiPasquantonio began as a chemical engineer supporting pharmaceutical, agricultural, and specialty chemical manufacturing before transitioning into business development, corporate finance, and strategic communications. He has also led marketing and communications initiatives for emerging growth companies through public offerings and strategic acquisitions.

Mr. DiPasquantonio has more than 20 years of experience at the intersection of finance, business development, capital formation, and operational execution across life sciences, healthcare, and other regulated industries.

Board of Directors

Date Joined the Board

November, 2022

Other Positions or Offices Held with Moxie

- Chief Financial Officer (November 2022 – Present)
- President (May 2023 – Present)
- Treasurer (May 2023 – Present)
- Secretary (May 2023 – Present)
- Director (May 2023 – Present)

Jason Brigham

Title with Moxie

Chief Operating Officer



Dates of Service with Moxie

November 2025 – Present

Responsibilities at Moxie

As Chief Operating Officer, Mr. Brigham is responsible for the Company's operational strategy, commercialization planning, marketing, business development, strategic partnerships, fundraising support, and organizational execution. He works closely with the executive team to oversee product strategy, pilot implementation, go-to-market planning, investor communications, and the execution of the Company's growth initiatives.

Principal Occupation

Founder & Principal, GUNA LLC

Employer

GUNA LLC

Employer's Principal Business

GUNA LLC is a strategic consulting firm providing executive leadership, commercialization strategy, digital marketing, operational planning, and growth advisory services to emerging and growth-stage companies.

Previous Positions (Past Three Years)

Founder & Principal
GUNA LLC
July 2013 – Present

Provides executive consulting and strategic advisory services focused on commercialization, digital marketing, customer acquisition, operational planning, and organizational growth.

Executive Vice President
REQ
March 2015 – April 2025

Led integrated marketing, digital strategy, business growth, and executive leadership initiatives for a national marketing and communications agency, overseeing multidisciplinary teams and strategic client engagements.



Positions with the Issuer

Chief Operating Officer
Moxie For Kids, Inc.
November 2025 – Present

Leads the Company's operations, commercialization strategy, strategic partnerships, marketing, fundraising support, organizational planning, and execution of key business initiatives. Mr. Brigham works closely with the executive team to coordinate product development, pilot implementation, go-to-market planning, investor readiness, and cross-functional execution.

Biography

Jason Brigham is the Chief Operating Officer of Moxie For Kids, Inc., where he leads the Company's operational strategy, commercialization, marketing, strategic partnerships, fundraising support, and organizational execution. He works across product, research, and go-to-market initiatives to help translate Moxie's research-informed approach into a scalable platform that empowers families to build emotional strength together.

Mr. Brigham is also the Founder and Principal of GUNA LLC, where he advises emerging and growth-stage organizations on commercialization, digital strategy, customer acquisition, and operational growth.

Prior to founding GUNA LLC, Mr. Brigham spent more than a decade as Executive Vice President at REQ, a nationally recognized marketing and communications agency, where he led integrated marketing, digital strategy, business development, and executive leadership initiatives for organizations ranging from venture-backed startups to Fortune 500 companies.

Mr. Brigham has more than 20 years of executive leadership experience helping organizations scale through commercialization, operational excellence, strategic partnerships, and data-driven growth initiatives across technology, healthcare, education, and consumer markets.

Board of Directors

Board Member: No

Cody Cleary

Title with Moxie

Chief Product Officer

Dates of Service with Moxie

November 2022 – Present



Responsibilities at Moxie

Mr. Cleary leads the Company's product strategy, user experience, product development, website management, and marketing initiatives. He works closely with the executive team to guide the design and development of Moxie's platform, oversee brand execution, and support commercialization efforts.

Principal Occupation

President, Orbit Design, Inc.

Employer

Orbit Design, Inc.

Employer's Principal Business

Orbit Design, Inc. is a design and marketing agency providing branding, product design, digital marketing, website development, and creative strategy services.

Previous Positions (Past Three Years)

President
Orbit Design, Inc.
April 2013 - Present

Leads the firm's creative strategy, branding, digital marketing, website development, and client engagement activities.

Chief Product Officer
Moxie For Kids, Inc.
November 2022 – Present

Leads product strategy, platform development, user experience, marketing initiatives, website management, and product commercialization efforts.

Biography

Cody Cleary serves as Chief Product Officer of Moxie For Kids, Inc., where he leads product strategy, user experience, product development, and marketing initiatives. He works closely with the executive team to translate the Company's research-informed approach into engaging digital experiences for families.

Mr. Cleary is also President of Orbit Design, Inc., where he leads branding, digital marketing, website development, and creative strategy for a diverse portfolio of clients.

Prior to Orbit Design, Mr. Cleary held marketing leadership positions at Colgate-Palmolive, where he managed well-known consumer brands including Colgate Total, Palmolive Dish, Ajax



Cleaners, Irish Spring, and Softsoap. His work spanned digital advertising, television, promotions, public relations, and integrated marketing campaigns across the United States and Australia, contributing to brand growth and market expansion.

Mr. Cleary earned a Master of Business Administration from Cornell University, where he received the Rao Prize for outstanding achievement in Marketing and the McAllister Award in Marketing Writing. He also holds a Bachelor of Science degree from Trinity University.

Board of Directors

Board Member: No

Compensation

At the time of this filing, the Issuer's founders are not receiving salary compensation from the Company.

The Issuer currently relies substantially on founder contributions and independent contractors to support operations, development, and strategic execution.

Future compensation arrangements may include:

- salaries;
- bonuses;
- equity compensation;
- consulting fees; and
- incentive arrangements,

subject to Board approval and capital availability.



CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

As of June 4, 2026, the Company had authorized 15,000,000 shares of Common Stock, of which 10,500,000 shares were issued and outstanding.

In addition, the Company has reserved 1,000,000 shares under its 2023 Equity Incentive Plan. As of the date of this Form C, no options, restricted stock units, or other equity awards have been granted under the plan, and all 1,000,000 shares remain available for future issuance.

On a fully diluted basis, assuming all shares reserved under the 2023 Equity Incentive Plan were issued, the Company would have 11,500,000 fully diluted shares outstanding.

Future issuances of equity securities, options, restricted stock units, SAFEs, convertible securities, or other rights to acquire securities may result in substantial dilution to investors participating in this Offering.

Outstanding Debt

As of December 31, 2025, the Company had approximately **$53,000** in accrued obligations to third-party service providers, including legal, accounting, finance, and marketing consultants. These obligations primarily represent services performed under agreements providing for payment upon the successful completion of financing activities.

As of the date of this Offering, the Company's founders have not received compensation for their services and are not owed deferred salaries, deferred compensation, or other compensation obligations. In addition, no founder has made loans to the Company. Other than the reimbursable business expenses described under "Related Party Transactions," the Company has no outstanding financial obligations to its founders.

As of December 31, 2025, founders of the Company had incurred approximately $16,098.34 of unreimbursed out-of-pocket business expenses on behalf of the Company. These expenditures consisted of ordinary business expenses paid personally by founders in support of the Company's operations.

These amounts represent reimbursable business expenses only and do not constitute loans, deferred compensation, equity investments, or other financing arrangements. The Company may reimburse some or all of these expenses from future financing proceeds, subject to available capital and approval by management.

The Company does not currently have any outstanding bank loans, venture debt facilities, convertible notes, or other institutional debt obligations.



There can be no assurance that future financing proceeds will be sufficient to satisfy all such obligations or that the Company will not incur additional obligations in the future.

Ownership

The following table sets forth the beneficial ownership of the Company's outstanding Common Stock as of June 4, 2026:

Shareholder	Shares Owned	Percentage Ownership
James Wall	3,000,000	28.57%
Vincent DiPasquantonio	3,000,000	28.57%
Cody Cleary	1,500,000	14.29%
Jason Brigham	1,500,000	14.29%
Stephanie Jones	1,000,000	9.52%
Sophie Barnes	500,000	4.76%
Total	10,500,000	100.00%

The Company's founders purchased their shares of Common Stock pursuant to Common Stock Purchase Agreements at the time of issuance for the consideration specified in those agreements.

Ownership percentages may change materially as a result of future financings, SAFE conversions, equity incentive awards, option grants, additional issuances of securities, or other capitalization events.



FINANCIAL INFORMATION

Financial Statements

The Company's financial statements are attached as exhibits to this Form C and should be read in conjunction with the disclosures contained herein.

Since formation, the Company has focused on organizational development, product planning, fundraising preparation, market research, commercialization strategy, and platform development activities. The Company has not generated revenue and remains in the pre-revenue stage. For the period September 1, 2025 through December 31, 2025, the Company reported:

- Revenue of $0.00
- Total operating expenses of $145,473.34
- Net loss of $145,473.34

The Company expects to continue incurring operating losses as it invests in product development, commercialization, infrastructure, pilot implementation, and organizational growth.

Liquidity and Capital Resources

To date, the Company has funded operations through founder support and additional paid-in capital.

As of December 31, 2025, the Company reported:

- Additional Paid-In Capital of $129,375.00
- Amounts Due to Founders of $16,098.34

The Company has relied upon founder support and deferred service arrangements to advance product development, strategic planning, legal compliance, fundraising preparation, and operational activities.

The Company expects that proceeds from this Offering will be used to support ongoing operations, satisfy certain accrued obligations, complete product development activities, fund pilot implementation efforts, and provide working capital.

There can be no assurance that the proceeds from this Offering will be sufficient to fund the Company's long-term business plan or future capital requirements.

The Company expects that additional financing may be required in the future to support continued development, commercialization, hiring, and growth initiatives.



Results of Operations

Since inception, the Company has generated no operating revenue and has incurred expenses associated with:

- company formation;
- product planning and development;
- professional services;
- accounting and financial support;
- legal services;
- strategic consulting;
- marketing; and
- business development activities.

For the period September 1, 2025 through December 31, 2025, the Company incurred total operating expenses of $145,473.34 and a net loss of $145,473.34.

The Company anticipates continued operating losses during the development and commercialization stages of its business.

Capital Expenditures and Other Obligations

The Company expects future expenditures related to:

- software and platform development;
- cloud infrastructure and technology services;
- product design and user experience;
- pilot implementation and evaluation;
- legal and regulatory compliance;
- accounting and financial services;
- marketing and customer acquisition; and
- general corporate operations.

In addition, the Company has entered into deferred payment arrangements with certain professional service providers and consultants, as described elsewhere in this Form C.

Actual expenditures may vary materially from current expectations depending upon the amount of capital raised, market conditions, operational priorities, and future strategic opportunities.

Valuation

The valuation cap utilized in connection with the Crowd SAFE securities offered in this Offering was determined by the Company and does not necessarily reflect the Company's assets,



historical financial performance, revenues, operating results, market comparables, or other traditional valuation methodologies.

The valuation cap should not be interpreted as an indication of the present or future value of the Company or the Securities offered in this Offering.

Material Changes and Other Information

Except as otherwise disclosed in this Form C, the Issuer is not aware of any material changes or material undisclosed events that would reasonably be expected to materially affect the Issuer's business or operations.

Delaware Corporate Status

Moxie For Kids, Inc. is a corporation organized under the laws of the State of Delaware.

The Company's charter became void effective March 1, 2025 as a result of non-payment of franchise taxes and/or failure to file required annual reports. The Company subsequently completed the required filings and payments and filed a Certificate of Revival with the Delaware Secretary of State on May 20, 2026. The Company's corporate charter has been revived and is currently in good standing under Delaware law.

The Company believes it is duly organized, validly existing, and in good standing under the laws of the State of Delaware.



TRANSACTIONS WITH RELATED PERSONS

Since inception, certain founders of the Issuer have paid expenses on behalf of the Company in support of product development, operations, legal, administrative, and other business activities. As of December 31, 2025, the Company had aggregate amounts due to founders totaling approximately $16,098.34, representing unreimbursed expenses advanced by founders for the benefit of the Company. These amounts are reflected in the Company's financial statements as liabilities due to founders.

The founders receiving reimbursement rights are current executive officers and shareholders of the Company.

The Company expects that such amounts may be repaid in the future, subject to the Company's financial condition, available capital resources, Board approval, and other operational considerations.

In addition, the Company has utilized the services of founders and executive officers in connection with management, strategic planning, fundraising, product development, business development, and operational activities. As of the date of this Form C, none of the founders have received salary compensation, consulting fees, bonuses, or other cash compensation from the Company.

The Company may enter into future transactions with founders, officers, directors, shareholders, or other related persons. Any such transactions are expected to be conducted on terms believed by management to be reasonable and in the best interests of the Company.

Other than the matters described above, the Company is not aware of any material related-party transactions since inception.

Contractual Commitments And Accrued Obligations

Since inception, the Company has engaged certain third-party service providers, consultants, legal advisors, accounting professionals, and strategic partners to support its operations, product development, fundraising, financial planning, compliance, and commercialization activities.

As of the date of this Form C, the Company has approximately $53,000 in accrued obligations related to services provided by third-party vendors and consultants. These obligations primarily relate to professional services agreements, including legal, accounting, finance, strategic advisory, and marketing support.

The Company has entered into agreements with certain service providers pursuant to which payment for services has been deferred pending the completion of future financing activities or the availability of sufficient capital resources.



The Company currently expects that some portion of the proceeds from this Offering, or future financing activities, may be used to satisfy all or a portion of these accrued obligations. The existence of such obligations may reduce the amount of capital available for product development, operations, marketing, hiring, and other growth initiatives.

The Company believes that these deferred arrangements have enabled it to access critical expertise and professional services while conserving capital during its pre-revenue development stage.

Except as disclosed herein, the Company is not aware of any other material contractual commitments or accrued obligations outside the ordinary course of business.



TAX MATTERS

Prospective investors should consult their own tax advisors regarding the federal, state, local, and foreign tax consequences of an investment in the Securities offered pursuant to this Offering.

The Company has not sought and will not seek any ruling from the Internal Revenue Service ("IRS") or any other taxing authority regarding the tax treatment of the Securities offered hereby.

The tax consequences of investing in a Crowd SAFE or any future securities issued upon conversion of a Crowd SAFE may vary depending upon the individual circumstances of each investor.

Investors should be aware that future conversions, financings, liquidity events, mergers, acquisitions, or other transactions involving the Company may result in tax consequences that differ from those anticipated at the time of investment.

The Company makes no representation or warranty regarding the tax treatment of an investment in the Securities, and investors are encouraged to seek independent professional tax advice before making an investment decision.



LEGAL MATTERS

The validity of the Securities offered pursuant to this Offering and certain other legal matters may be reviewed by legal counsel retained by the Company.

As of the date of this Form C, the Company is not a party to any material litigation, arbitration proceeding, governmental investigation, regulatory action, or other legal proceeding.

The Company is not aware of any pending or threatened claims that, if adversely determined, would reasonably be expected to have a material adverse effect on the Company's business, financial condition, operations, or prospects.

From time to time, the Company may become involved in legal proceedings, regulatory matters, contractual disputes, intellectual property matters, employment-related claims, or other actions arising in the ordinary course of business. The outcome of any future legal matters cannot be predicted with certainty.

Prospective investors should not interpret the absence of current legal proceedings as a guarantee that future legal disputes or regulatory matters will not arise.



ADDITIONAL INFORMATION

The Company has filed this Form C in connection with its Regulation Crowdfunding Offering and has endeavored to provide all material information necessary for prospective investors to make an informed investment decision.

Prospective investors are encouraged to review this Form C, the attached exhibits, the Offering materials available through the Intermediary, and any updates or amendments that may be filed in connection with this Offering.

No person has been authorized to provide any information or make any representations concerning the Company or the Securities offered hereby other than the information contained in this Form C, the attached exhibits, and materials made available through the Intermediary's offering platform. Any information or representations not contained in such materials should not be relied upon by prospective investors.

The Company reserves the right to amend, supplement, or update this Form C as required by applicable law or as circumstances warrant. Any material changes to the Offering will be disclosed in accordance with Regulation Crowdfunding requirements.

Prospective investors may request additional information regarding the Company, to the extent permitted by applicable law and Regulation Crowdfunding requirements, through the Intermediary's communication and information-sharing processes.

The Company's principal executive offices are located at:

Moxie For Kids, Inc.
8451 E 29th Avenue
Denver, Colorado 80238

Website: www.moxieforkids.com

Information contained on, or accessible through, the Company's website is not incorporated by reference into this Form C and should not be considered part of this Offering unless specifically identified as such.



EXHIBITS

The following exhibits are attached to or incorporated into this Form C, as applicable:

Exhibit No.	Description	Status
Exhibit A	Certificate of Incorporation of Moxie For Kids, Inc.	Attached
Exhibit B	Certificate of Revival and Evidence of Good Standing (Delaware)	Attached
Exhibit C	Bylaws of Moxie for Kids, Inc.	Attached
Exhibit D	Form of Crowd SAFE Security	Attached
Exhibit E	Financial Statements of Moxie For Kids, Inc.	Attached
Exhibit F	Capitalization Table Summary	Attached

The Company reserves the right to supplement, amend, remove, or revise the foregoing exhibit list based upon legal review, regulatory requirements, intermediary requirements, and final offering documentation.